UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           MERIT MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58988910
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           John E. Runnells
                           The Vertical Group, L.P.
                           18 Bank Street
                           Summit, N.J.  07901
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 14, 1997

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 2 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      The Vertical Fund Associates, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        305,050
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        305,050
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     305,050
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     4.2%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 3 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      The Vertical Life Sciences, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        264,050
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        264,050
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     264,050
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     3.6%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 4 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      Stephen D. Baksa
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        35,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        569,100
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        35,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        569,100
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     604,100
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     8.3%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         The Statement on Schedule 13D with respect to the Common Stock of Merit Medical Systems, Inc. filed by The Vertical Fund Associates, L.P. and Vertical Life Sciences, L.P., as heretofore amended, is hereby amended by this Amendment No. 2 to read as follows:

         Item 1. Security and Issuer.

         This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value, of Merit Medical Systems, Inc. (the "Issuer"), whose principal executive offices are located at 1600 West Merit Parkway, South Jordan, Utah 84095. Such class of securities is hereinafter referred to as "MMSI Common Stock."

         Item 2. Identity and Background.

         This Statement is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships") and Stephen D. Baksa ("Baksa") (the Partnerships and Baksa are hereinafter referred to collectively, as the "Reporting Persons"). Each of the Partnerships is a Delaware limited partnership whose business address is 18 Bank Street, Summit, New Jersey 07901. The sole general partner of each of the Partnerships is The Vertical Group, L.P. ("Group"), a Delaware limited partnership whose business address is 18 Bank Street, Summit, New Jersey 07901. The general partners of Group are Baksa, Richard B. Emmitt, Jack W. Lasersohn and John E. Runnells (collectively, the "Individuals"), each of whom is a United States citizen and has a business address of 18 Bank Street, Summit, New Jersey 07901. Each of the Partnerships, Group and the Individuals is engaged principally in the business of securities investment. During the past five years, neither of the Partnerships nor Group nor any of the Individuals has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         As of May 14, 1997, Associates owned 305,050 shares of MMSI Common Stock, which it acquired at an aggregate cost of $2,255,920.97, Life Sciences owned 264,050 shares of MMSI Common

Stock, which it acquired at an aggregate cost of $1,941,700.92, and Baksa owned 35,000 shares of MMSI Common Stock, which he acquired at an aggregate cost of $261,250. All of the shares of MMSI Common Stock owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds. The source of funds used by Baksa to acquire the Shares needed by him was his personal funds.

         Item 4. Purpose of Transaction.

         The Reporting Persons have acquired the Shares for investment and, depending on prevailing market prices and other factors, may purchase additional shares of MMSI Common Stock or sell some or all of the Shares from time to time. Except as set forth above, the Reporting Persons have no current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

         From time to time, the Reporting Persons may engage in discussions or otherwise communicate with the Issuer's management and other persons in order to explore alternatives by which the value of MMSI Common Stock may be enhanced.

         Item 5. Interest in Securities of the Issuer.

         (a) and (b) of the total Shares beneficially owned by the Reporting Persons, 305,050 shares (approximately 4.2% of the total outstanding) are beneficially owned by Associates, 264,050 shares (approximately 3.6% of the total outstanding) are beneficially owned by Life Sciences, and 35,000 shares (approximately 0.5% of the total outstanding) are beneficially owned by Baksa. Subject to the next succeeding paragraph, each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person.

         In addition, Group may be deemed to be the beneficial owner of all 569,100 Shares (approximately 7.9% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (included in Baksa) may be deemed to be the beneficial owner of all 569,100 Shares (approximately 7.9% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

         (c) The chart below lists all transactions in MMSI Common Stock 60 days preceding the date of this Amendment No. 1 by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of MMSI Common Stock effected in the open market:


Person
Effecting                         Date of                          Number of                     Price per
Transaction                     Transaction                     Shares Purchased                 Share
-----------                     -----------                     ----------------                 -----

Associates                      April 30, 1997                         2,500                      $7.56
Associates                      May 1, 1997                           18,000                      $7.68
Associates                      May 9, 1997                            3,000                      $7.06
Associates                      May 14, 1997                          10,000                      $7.31
Life Sciences                   April 30, 1997                         2,500                      $7.56
Life Sciences                   May 1, 1997                            5,000                      $7.68
Life Sciences                   May 9, 1997                            3,000                      $7.06
Life Sciences                   May 14, 1997                          10,000                      $7.31
Baksa                           May 14, 1997                          10,000                      $7.38


         (d) and (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in the second paragraph of Item 5 (a) and (b) of this Statement and in the next succeeding two sentences, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the persons named in Item 2 of this Statement, or between or among any of such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Since Group is the sole general partner of each Partnership and Baksa is a general partner of Group, it is likely that the Reporting Persons, although not obligated to do so, will in general adopt similar strategies with respect to their investments in the Issuer (including with respect to the acquisition, disposition and voting of MMSI Common Stock). In addition, Group, as general partner of each of the Reporting Persons, may from time to time combine orders to purchase or sell MMSI Common Stock on behalf of the Partnerships into a single purchase or sale order and thereafter allocate such purchase or sale between the Partnerships on an average price basis.

         Item 7. Material to be Filed as Exhibits.

         The Joint Filing Agreement dated May 16, 1997 among the Reporting Persons is annexed hereto as Exhibit 1 and filed herewith.

         Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

May 16, 1997              VERTICAL FUND ASSOCIATES, L.P.
                          BY: THE VERTICAL GROUP, L.P.
                              General Partner



                          By: /s/ John E. Runnells
                              ----------------------
                              John E. Runnells
                              General Partner

                          VERTICAL LIFE SCIENCES, L.P.
                          BY: THE VERTICAL GROUP, L.P.
                              General Partner


                          By: /s/ John E. Runnells
                              ----------------------
                              John E. Runnells
                              General Partner


                          /s/ Stephen D. Baksa
                          ----------------------
                          Stephen D. Baksa

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT
                             ----------------------



         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Merit Medical Systems, Inc. or any subsequent acquisitions or dispositions of equity securities of Merit Medical Systems, Inc. by any of the undersigned.

Date:  May 16, 1997

                          VERTICAL FUND ASSOCIATES, L.P.
                          BY: THE VERTICAL GROUP, L.P.
                              General Partner



                          By: /s/ John E. Runnells
                              --------------------
                              John E. Runnells
                              General Partner



                          VERTICAL LIFE SCIENCES, L.P.
                          BY: THE VERTICAL GROUP, L.P.
                              General Partner



                          By: /s/ John E. Runnells
                              --------------------
                              John E. Runnells
                              General Partner


                          /s/ Stephen D. Baksa
                          --------------------
                          Stephen D. Baksa